BOXLIGHT CORPORATION
1045 PROGRESS CIRCLE
LAWRENCEVILLE, GA 30043

August 10, 2015

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation (formerly known as Logical Choice Corporation)
Amendment No. 5 Registration Statement on Form S-1
Submitted August 10, 2015
Registration No. 333-204811

Dear Ms. Ravitz:

This letter is being filed to respond to an oral comment by the staff of the United States Securities and Exchange Commission, to Tahra Wright at Loeb & Loeb LLP, our legal counsel.

1. Please confirm that the Company will file complete versions of all material exhibits.

RESPONSE: This Amendment No. 5 to the Registration Statement, is being filed as an “exhibit-only” filing (i) to amend Exhibit 3.1 (Articles of Incorporation of Boxlight), which was filed with the Secretary of State of the State of Nevada on August 6, 2015 solely to reflect a one-for-7.665 reverse stock split of the Company’s Common Stock to be effective on August 13, 2015; (ii) to include final forms of Exhibits 4.1, 4.2 and 4.3, the Certificates of Designations of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, respectively, to be filed with the Secretary of State of the State of Nevada;(iii) to include Exhibit 5.1 (legal opinion of Loeb & Loeb LLP) and Exhibit 23.1 (consent of Loeb & Loeb LLP); (iv) solely to include the schedules and exhibits to the following exhibits (a) Exhibit 10.1 (Share Purchase Agreement, by and among the majority stockholders of Everest Display, Inc., Boxlight Display, Inc., the registrant and Vert Capital Corp.), and (b) Exhibit 10.3 (Stock Purchase Agreement, by and among the shareholders of Globisens Ltd. and the registrant); and (v) to include final forms of the executed versions of (a) Exhibit 10.5 (Subscription Letter by and among the registrant and certain founding shareholders of the registrant) and (b) Exhibit 10.6 (Promissory Note payable to the registrant by certain founding shareholders of the registrant).

With the filing of this Amendment No. 5 the Company has filed complete sets of all material exhibits.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (404) 891-1122. In addition, please contact Mitchell S. Nussbaum of Loeb & Loeb LLP at (212) 407-4159 if you have any questions or require additional information.

Sincerely,

BOXLIGHT CORPORATION

By:	/s/ Mark Elliott
Name:	Mark Elliott
Title:	Chief Executive Officer